News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 10, 2023

Manulife completes Subordinated Debenture offering
TORONTO – Manulife Financial Corporation (“MFC”) has successfully completed its previously announced offering of $1,200,000,000 principal amount of 5.409% fixed/floating subordinated debentures due March 10, 2033 (the “Debentures”).

The Debentures were issued under a prospectus supplement dated March 7, 2023 to MFC’s existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MFC at www.sedar.com. The Debentures were offered through a syndicate of dealers co-led by RBC Capital Markets, Scotiabank and TD Securities.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com

Manulife.com